SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of June 2014

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Notifications of voting rights pursuant to Art. 25a, Sec. 1 WpHG
We received the following notification pursuant to Art. 25a, Sec. 1 WpHG on
June 20, 2014:

1. Listed company:
AIXTRON SE
Kaiserstr. 98, 52134 Herzogenrath, Germany
2. Notifier:
Credit Suisse AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
17.06.2014

6. Total amount of voting rights:
5.23% (equals 5888402 voting rights)
calculated from the following total number of voting rights issued:
112625517

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:
0.50% (equals 562771 voting rights)
thereof held indirectly:
0.50% (equals 562771 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:

3.02% (equals 3397913 voting rights)
thereof held indirectly:
1.83% (equals 2059791 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:
1.71% (equals 1927718 voting rights)

8. Detailed information on financial/other instruments pursuant to Art.
25a, Sec. 1 WpHG:

Chain of controlled undertakings:
Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK),
Credit Suisse Securities (Europe) Ltd.

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 05.08.2014

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 03.11.2014

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 04.11.2014

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 05.12.2014

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 08.01.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 12.01.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity: Expiration date: 14.05.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 15.05.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 03.07.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 15.12.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 02.10.2017

Furthermore, We received the following notification pursuant to Art. 25a,
Sec. 1 WpHG on June 24, 2014:

1. Listed company:
AIXTRON SE
Kaiserstr. 98, 52134 Herzogenrath, Germany
2. Notifier:
Credit Suisse AG, Zurich, Switzerland

3. Triggering event:
Falling Below Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
19.06.2014

6. Total amount of voting rights:
4.99% (equals 5618603 voting rights)
calculated from the following total number of voting rights issued:
112625517

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:
0.52% (equals 583767 voting rights)
thereof held indirectly:
0.52% (equals 583767 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG0:
3.19% (equals 3596054 voting rights)
thereof held indirectly:
2.00% (equals 2257932 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:
1.28% (equals 1438782 voting rights)

8. Detailed information on financial/other instruments pursuant to Art.
25a, Sec. 1 WpHG:

Chain of controlled undertakings:
Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK),
Credit Suisse Securities (Europe) Ltd.

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 05.08.2014

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 03.11.2014

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 04.11.2014

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 05.12.2014

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 08.01.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 12.01.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 14.05.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 15.05.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 03.07.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 15.12.2015

ISIN or name/description of the financial/other instrument: Equity swap, cash settlement
Maturity:
Expiration date: 02.10.2017

Furthermore, we received the following notification pursuant to Art. 25a,
Sec. 1 WpHG on June 23, 2014:

1. Listed company:
AIXTRON SE
Kaiserstr. 98, 52134 Herzogenrath, Germany

2. Notifier:
Credit Suisse Group AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached: 5%

5. Date at which the threshold is crossed or reached:
17.06.2014

6. Total amount of voting rights:
5.23% (equals 5888402 voting rights)
calculated from the following total number of voting rights issued:
112625517

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:
0.50% (equals 562771 voting rights)
thereof held indirectly:
0.50% (equals 562771 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:
3.02% (equals 3397913 voting rights)
thereof held indirectly:
3.02% (equals 3397913 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:
1.71% (equals 1927718 voting rights)

8. Detailed information on financial/other instruments pursuant to Art.
25a, Sec. 1 WpHG:

Chain of controlled undertakings:
Credit Suisse AG, Credit Suisse Investments (UK), Credit Suisse Investment
Holdings (UK), Credit Suisse Securities (Europe) Ltd.

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 05.08.2014

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 03.11.2014

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 04.11.2014

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 05.12.2014

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 08.01.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 12.01.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 14.05.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 15.05.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 03.07.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 15.12.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 02.10.2017

Furthermore, We received the following notification pursuant to Art. 25a,
Sec. 1 WpHG on June 24, 2014:

1. Listed company:
AIXTRON SE
Kaiserstr. 98, 52134 Herzogenrath, Germany

2. Notifier:
Credit Suisse Group AG, Zurich, Switzerland

3. Triggering event:
Falling Below Threshold

4. Threshold(s) crossed or reached:
5%

5. Date at which the threshold is crossed or reached:
19.06.2014

6. Total amount of voting rights:
4.99% (equals 5618603 voting rights)
calculated from the following total number of voting rights issued:
112625517

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:
0.52% (equals 583767 voting rights)
thereof held indirectly:
0.52% (equals 583767 voting rights)

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:
3.19% (equals 3596054 voting rights)
thereof held indirectly:
3.19% (equals 3596054 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:
1.28% (equals 1438782 voting rights)

8. Detailed information on financial/other instruments pursuant to Art.
25a, Sec. 1 WpHG:

Chain of controlled undertakings:
Credit Suisse AG, Credit Suisse Investments (UK), Credit Suisse Investment
Holdings (UK), Credit Suisse Securities (Europe) Ltd.

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 05.08.2014

ISINor name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 03.11.2014

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 04.11.2014

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 05.12.2014

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 08.01.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 12.01.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 14.05.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 15.05.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 03.07.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 15.12.2015

ISIN or name/description of the financial/other instrument: Equity Swap, cash settlement
Maturity:
Expiration date: 02.10.2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	June 25, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO